EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Willbros Group, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Willbros Group, Inc. of our report dated November 21, 2005, with respect to the consolidated balance sheet of Willbros Group, Inc. as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2004, and the related financial statement schedule, which reports appear in the December 31, 2005 annual report on Form 10-K of Willbros Group, Inc. and to the reference to our firm under the heading “Experts” in the prospectus, which is a part of this registration statement.

/s/ KPMG LLP

Houston, Texas

June 29, 2006